United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Hugh Fuller

June 13, 2008

RE:	MacroSolve, Inc. Amendment No. 2 to Form S-1/A Filed April 24, 2008 File number 333-150332

Ladies and Gentlemen:

The following responses address the comments of the SEC staff (the “Staff”) as set forth in its letter dated May 21, 2008 (the “Comment Letter”) relating to the Registration Statement on Form S-1 (the “Registration Statement”) of MacroSolve, Inc. (“MacroSolve” or the "Company").  On behalf of the Company, we respond as set forth below.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

General

1.
On page 6 you indicate that on April 14, 2008, a stock dividend of 19 shares for each share outstanding on March 31, 2008, was issued. This recapitalization of your common stock has substantially the same effect as a 20-for-one share stock split. However, it does not appear that you have adjusted the share amounts for periods prior to April 14, 2008, to show the retroactive effect of the stock dividend. In the absence of such adjustments, the share amounts in the filing do not appear to provide an informative presentation that new investors will be able to readily assess in terms of the current capital structure. Please consider a presentation that will provide potential investors with share information that facilitates comparisons of transactions and amounts.

Response to No. 1

The Company has revised its capitalization to illustrate the adjustment to the share amounts for periods prior to April 14, 2008, to show the retroactive effect of the stock dividend throughout its Amendment No. 2 to its Registration Statement on Form S-1/A in accordance with the Commission’s comment.

Prospectus Summary, page 5

2.
Please revise the first paragraph under the subheading “Business” on page 5 to provide a concise and readily understandable explanation of the products and services you provide. Using language that will be readily understood by someone who is not familiar with your industry or company, briefly explain the needs of your customers, products and services you provide and how the products and services you provide address the customer needs. Avoid reliance on specialized vocabulary such as the terms “Process Enabling” and ‘Product Enabling” and instead describe those activities in a concise and concrete fashion.

Response to No. 2

The Company has revised its Prospectus Summary on Page 5 under the subheading “Business” to provide a concise and readily understandable explanation of the products and services in its Amendment No. 2 to its Registration Statement on Form S-1/A in accordance with the Commission’s comment.

3.
We note your disclosure on page 6 which indicates that you issued a stock dividend of 19 shares for each share of common stock. We also note the disclosures on pages 24 and 28 which indicate that there was a 19 for 1 forward split. It would appear, based on the number that will be issued, that there was a stock split. Please clarify for us and revise your disclosures accordingly.

Response to No. 3

The Company has revised its Prospectus Summary on Page 6 and its disclosure on pages 24 and 28 to clarify the 19 share common stock dividend issued by the Company in its Amendment No. 2 to its Registration Statement on Form S-1/A in accordance with the Commission’s comment.

4.
We note that stock splits and stock dividends affected after the balance sheet date typically require retrospective presentation. Please tell us how you considered presenting share information in this manner. At a minimum, please revise the Selected Financial Data table on page 14 to provide pro forma per share information to reflect the 19 for 1 forward stock split. You should also provide disclosure which indicates that the pro forma presentation reflects the impact of the stock split.

Response to No. 4

The Company has revised its Selected Financial Data table on page 14 and throughout the Prospectus to provide pro forma per share information to reflect the stock dividend and provided disclosure which illustrates the pro forma impact of the stock dividend in its Amendment No. 2 to its Registration Statement on Form S-1/A in accordance with the Commission’s comment.

Management’s Discussion and Analysis, page 15

Plan of Operation and Financing Needs, page 15.

5.
In the first sentence under this heading, please clarify the minimum period of time for which currently available resources will be sufficient to finance planned operations. If this period is at least twelve months from the desired effective date, state this. In your response letter provide a detailed explanation of the basis for your conclusion in this respect. We note that during 2007 you used approximately $60,000 of cash per month of operations and that cash on hand at year end was $26,000. If you believe the $115,000 of equity capital raised in 2007, the $950,000 of convertible note proceeds, coupled with cash generated in anticipated future operations will provide adequate capital for the minimum period of twelve months, please so indicate. Alternatively, if you believe you will need additional capital to fund planned operations for portions of the next twelve months, express the anticipated capital needs in quantitative terms. Although you identify a capital need of $10 million over the next three years, it is unclear whether any portion of that amount is needed to fund planned operations during the next twelve months.

Response to No. 5

The Company has revised its Plan of Operation and Financing Needs section on page 15 to clarify the minimum period of time for which currently available resources will be sufficient to finance planned operations and addressed its anticipated capital needs in its Amendment No. 2 to its Registration Statement on Form S-1/A in accordance with the Commission’s comment.

6.
Please address management’s plans to address the uncertainty concerning its ability to continue operating as a “going concern” as referenced in the report of your independent public accountants and Note 2 to your financial statements.

Response to No. 6

The Company has revised its Plan of Operation and Financing Needs section on page 15 to address the uncertainty concerning its ability to continue operating as a “going concern” in its Amendment No. 2 to its Registration Statement on Form S-1/A in accordance with the Commission’s comment.

Results of Operations, page 15

7.
The disclosure in this section primarily recites amounts that are readily determinable from the face of the operating statement. The results of operations section should inform potential investors of business developments during each period that had a material effect on the financial results. You should provide management’s views concerning the challenges and opportunities that were and are presented, as well at management’s strategy in addressing those challenges and opportunities. Please also address any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations as required by Item 303(a)(3)(ii) of Regulation S-K.

Response to No. 7

The Company has revised its Results of Operations section on page 15 and have provided information throughout the document addressing management’s views concerning the challenges and opportunities that the Company faces and management’s strategy in addressing those challenges and opportunities, as well as addressing any known trends or uncertainties the Company faces in its Amendment No. 2 to its Registration Statement on Form S-1/A in accordance with the Commission’s comment.

Liquidity and Capital Resources, page 16

8.
Please summarize the material terms of the $950,000 of convertible notes in this section. In particular, indicate the maturity date and interest rate for those notes and describe the conversion terms. Ensure that appropriate consideration has been given to the risks associated with the reliance upon debt financing to fund operations that have consistently resulted in losses in historical periods.

Response to No. 8

The Company has revised its Liquidity and Capital Resources section on page 16 to summarize the material terms of the $950,000 of convertible notes in its Amendment No. 2 to its Registration Statement on Form S-1/A in accordance with the Commission’s comment.

Business, page 19

History, page 19

9.
Please identify the provider of video software with whom the company entered into a “Product Enabling” agreement in 2005, which you state will provide you a mobile video platform which would make you a technology leader for the industry. In your response letter, please provide support for this assertion. Expand the description of the agreement to provide a materially complete summary of the rights and obligations of the parties under the agreement, as material. Also, provide your analysis as to whether this agreement is required to be filed under paragraph (b)(l0) of Item 601 of Regulation S-K. Be advised that a contractual confidentiality agreement will does not excuse you from filing an agreement that is required by Item 601 of Regulation S-K. Rather, if the agreement is required to be filed, you may choose to apply for confidential treatment of limited portions of that agreement, consistent with the requirements of Rule 406 and the guidance provided in Staff Legal Bulletin IA regarding the preparation of confidential treatment requests.

Response to No. 9

The Company has revised its Business History section on page 19 and identified the provider of video software with whom the company entered into a “Product Enabling” agreement in 2005 as well as providing an expanded description of the material elements of the agreement in its Amendment No. 2 to its Registration Statement on Form S-1/A in accordance with the Commission’s comment.  The Company does not feel that the terms of the agreement are material beyond the Company’s revised description of the agreement and as such does not require filing under Item 601 of Regulation S-K.   Further, in response to the Commission’s comment the Company has deleted all references to it becoming a “technology leader for the industry.”

10.	Further, claims such as that regarding the status of the above provider as a “leading provider of industry leading video software” should be supported or deleted.

Response to No. 10

The Company has revised its Business History section and deleted all references to it being a “leading provider of industry leading video software” in its Amendment No. 2 to its Registration Statement on Form S-1/A in accordance with the Commission’s comment.

11.
On page 20 you indicate that your primary product is Reform. You then suggest that the development of the product is not complete and that it has yet to be fully marketed- In particular you indicate that the “product” is “in beta version” and that “no material sales effort has been made”. Please indicate the current development stage of Reform and the extent to which you have received revenues its sales to date. In particular, describe what remains to be accomplished before you will have a fully developed product and describe the timeline for the planned product development and its commercial launch. Discuss the place of Reform in the company’s business plans. If the company’s “primary product” has not yet been fully developed, please ensure that this is adequately addressed in your prospectus summary and risk factors sections.

Response to No. 11

The Company has revised its Business History, Our Products section on page 20 to discuss the Reform product in greater detail and in particular its current development stage of Reform and the extent to the Company has received revenues from its sales to date in its Amendment No. 2 to its Registration Statement on Form S-1/A in accordance with the Commission’s comment. The Company has also included a description of its mobile services business, which accounts for most of the Company's revenue.

Security Ownership of Certain Beneficial Owners and Management, page 26

12.
You indicate that shares shown in the beneficially owned column include shares that the holder has the right to acquire within 60 days, as well as shares that are actually owned. Consistent with Instruction 2 to Item 403, as applicable, provide footnotes that indicate the extent to which the reported shares are not currently owned, but may be acquired within 60 days pursuant to options, warrants, conversions or other contractual rights.

Response to No. 12

The Company has revised its Security Ownership of Certain Beneficial Owners and Management table on page 26, to include footnotes that indicate the extent to which the reported shares are not currently owned, but may be acquired within 60 days pursuant to options, warrants, conversions or other contractual rights, in its Amendment No. 2 to its Registration Statement on Form S-1/A in accordance with the Commission’s comment.

Selling Shareholders, page 29

13.
In the text preceding the table that begins on page 29, you imply that the shares offered by means of the prospectus have been previously acquired by the selling shareholders. Please expand this section to clarify, if true, that the shares offered are currently outstanding. Please provide a concise description of the transaction(s) in which the shares were issued, to the extent those issuances occurred during the past three years. It portions of the shares are not yet issued, a materially complete description of the terms upon which they may or will be acquired should be provided. See Item 507 of Regulation S-K.We note disclosure on page 6 that indicates that there are 32 million shares outstanding before the offering, and this also suggests that the approximately 26 million shares offered by the selling security holders are all outstanding. However, on page 6, you also refer to “shares to be issued to the selling shareholders”. Please reconcile these statements.

Response to No. 13

The Company has revised its Selling Shareholders section on page 29 to clarify that the shares are currently outstanding and to provide a concise description of the transaction(s) in which the shares were issued or may be issued, to the extent those issuances occurred during the past three years in its Amendment No. 2 to its Registration Statement on Form S-1/A in accordance with the Commission’s comment.  The Company has additionally, revised the language on Page 6 in accordance with the Commission’s comments.

******

Please do not hesitate to contact the undersigned at 212-930-9700 if you have any questions or comments.  Thank you.

Very truly yours, /s/ Gregory Sichenzia

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